December 21, 2010

VIA FACSIMILE 703-813-6984
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-6010
Attention:  Mr. Jerard Gibson

Re:	Preferred Apartment Communities, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed December 20, 2010 File No. 333-168407

Dear Mr. Gibson:

On behalf of the Representatives of the proposed Underwriters, we wish to advise you that the Representatives hereby withdraw their letter submitted to the staff of the Securities and Exchange Commission on December 20, 2010 requesting acceleration of the effective date of the above-referenced Registration Statement.

If you have any questions or comments regarding this request, please call Thomas G. Voekler, Esquire, of Hirschler Fleischer at (804) 771-9599.

Sincerely, ANDERSON & STRUDWICK, INC.

By:	/s/ Hayden McMillian
Name:	Hayden McMillian
Title:	Head of Investment Banking